Unaudited
Condensed Interim Consolidated Financial Statements
For the Three and Six Months Ended June 30, 2016 and June 30, 2015

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE LOSS
(Stated in thousands of U.S. dollars except shares and per share data)
(unaudited)

	Notes	Three Months Ended June 30,		Six Months Ended June 30,
		2016	2015	2016	2015

Revenue	16	$51,457	$65,796	$112,524	$142,315
Cost of sales excluding depreciation and amortization	17	42,956	78,738	84,014	150,941
Depreciation and amortization		4,136	13,175	9,932	24,760
Mine operating margin/(loss)		4,365	(26,117)	18,578	(33,386)

Other expenses/(income)
Exploration expense		539	325	981	637
General and administrative		8,645	4,829	15,867	8,461
Finance expense, net	18	2,730	2,104	4,836	4,774
Other income		(2,784)	(49)	(2,862)	(2,555)
Loss on fair value of financial instruments, net	4	18,071	1,266	20,278	5,002
Impairment charges		—	34,396	—	34,396
Net loss and comprehensive loss		$(22,836)	$(68,988)	$(20,522)	$(84,101)
Net loss attributable to non-controlling interest		(802)	(7,485)	(539)	(9,471)
Net loss attributable to Golden Star shareholders		$(22,034)	$(61,503)	$(19,983)	$(74,630)

Net loss per share attributable to Golden Star shareholders
Basic and diluted	15	$(0.08)	$(0.24)	$(0.08)	$(0.29)
Weighted average shares outstanding-basic and diluted (millions)		273.1	259.5	259.9	259.5
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Stated in thousands of U.S. dollars)
(unaudited)

		As of	As of
	Notes	June 30, 2016	December 31, 2015

ASSETS
CURRENT ASSETS
Cash and cash equivalents		$7,577	$35,108
Accounts receivable		6,817	5,114
Inventories	5	42,904	36,694
Prepaids and other		4,781	5,754
Total Current Assets		62,079	82,670
RESTRICTED CASH		6,463	6,463
MINING INTERESTS	6	178,738	149,849
Total Assets		$247,280	$238,982

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	7	$87,057	$110,811
Derivative liabilities	8	5,120	407
Current portion of rehabilitation provisions	9	4,687	3,660
Current portion of long term debt	11	67,862	22,035
Current portion of deferred revenue	10	16,818	11,507
Total Current Liabilities		181,544	148,420
LONG TERM DEBT	11	59,157	91,899
DEFERRED REVENUE	10	62,955	53,872
REHABILITATION PROVISIONS	9	72,981	76,025
OTHER LONG TERM LIABILITY	14	7,985	—
Total Liabilities		384,622	370,216

SHAREHOLDERS' EQUITY
SHARE CAPITAL
First preferred shares, without par value, unlimited shares authorized. No shares issued and outstanding		—	—
Common shares, without par value, unlimited shares authorized	12	709,295	695,555
CONTRIBUTED SURPLUS		33,286	32,612
DEFICIT		(813,287)	(793,304)
Deficit attributable to Golden Star		(70,706)	(65,137)
NON-CONTROLLING INTEREST		(66,636)	(66,097)
Total Liabilities and Shareholders' Equity		$247,280	$238,982
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

Signed on behalf of the Board,

"Timothy C. Baker"                            "William L. Yeates"
Timothy C. Baker, Director                        William L. Yeates, Director

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in thousands of U.S. dollars)
(unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,
	Notes	2016	2015	2016	2015

OPERATING ACTIVITIES:
Net loss		$(22,836)	$(68,988)	$(20,522)	$(84,101)
Reconciliation of net loss to net cash provided by/(used in) operating activities:
Depreciation and amortization		4,141	13,185	9,942	24,779
Net realizable value adjustment on inventory		—	721	—	1,524
Impairment charges		—	34,396	—	34,396
Share-based compensation	14	5,396	1,530	9,740	2,059
Loss on fair value of 5% Convertible Debentures	4	15,677	1,266	15,166	5,002
Loss on fair value of warrants	4	853	—	1,984	—
Recognition of deferred revenue	10	(2,831)	—	(5,606)	—
Proceeds from Royal Gold stream	10	20,000	—	20,000	—
Unrealized loss on non-hedge derivative contracts	4	1,475	—	2,729	—
Reclamation expenditures	9	(1,169)	(1,007)	(2,701)	(2,073)
Other	21	(1,413)	807	(672)	(1,097)
Changes in working capital	21	(13,170)	15,426	(23,009)	21,685
Net cash provided by/(used in) operating activities		6,123	(2,664)	7,051	2,174
INVESTING ACTIVITIES:
Additions to mining properties		(348)	(77)	(612)	(96)
Additions to plant and equipment		—	(874)	—	(874)
Additions to construction in progress		(22,659)	(11,803)	(38,309)	(24,566)
Change in accounts payable and deposits on mine equipment and material		234	2,063	(6,056)	(815)
Net cash used in investing activities		(22,773)	(10,691)	(44,977)	(26,351)
FINANCING ACTIVITIES:
Principal payments on debt		(2,355)	(4,379)	(4,626)	(8,727)
Proceeds from debt agreements		—	15,000	3,000	15,000
5% Convertible Debentures repurchase		(1,701)	—	(1,701)	—
Shares issued, net		13,706	—	13,706	—
Exercise of options		16	—	16	—
Net cash provided by financing activities		9,666	10,621	10,395	6,273
Decrease in cash and cash equivalents		(6,984)	(2,734)	(27,531)	(17,904)
Cash and cash equivalents, beginning of period		14,561	24,182	35,108	39,352
Cash and cash equivalents, end of period		$7,577	$21,448	$7,577	$21,448
See Note 21 for supplemental cash flow information.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Stated in thousands of U.S. dollars except share data)
(unaudited)

	Number of Common Shares	Share Capital	Contributed Surplus	Deficit	Non-Controlling Interest	Total Shareholders' Equity

Balance at December 31, 2014	259,490,083	$695,266	$31,532	$(725,623)	$(55,368)	$(54,193)
Options granted net of forfeitures	—	—	405	—	—	405
DSU's granted	—	—	476	—	—	476
Net loss	—	—	—	(74,630)	(9,471)	(84,101)
Balance at June 30, 2015	259,490,083	$695,266	$32,413	$(800,253)	$(64,839)	$(137,413)

Balance at December 31, 2015	259,897,095	$695,555	$32,612	$(793,304)	$(66,097)	$(131,234)
Shares issued (see Note 12)	22,750,000	15,015	—	—	—	15,015
Shares issued under DSUs	39,744	9	(9)	—	—	—
Shares issued under options	40,169	25	(9)	—	—	16
Options granted net of forfeitures	—	—	475	—	—	475
DSU's granted	—	—	217	—	—	217
Share issue costs	—	(1,309)	—	—	—	(1,309)
Net loss	—	—	—	(19,983)	(539)	(20,522)
Balance at June 30, 2016	282,727,008	$709,295	$33,286	$(813,287)	$(66,636)	$(137,342)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016 and 2015
(All currency amounts in tables are in thousands of U.S. dollars unless noted otherwise)
(unaudited)
1. NATURE OF OPERATIONS
Golden Star Resources Ltd. ("Golden Star" or "the Company" or "we" or "our") is a Canadian federally-incorporated, international gold mining and exploration company headquartered in Toronto, Canada. The Company's shares are listed on the Toronto Stock Exchange (the "TSX") under the symbol GSC, the NYSE MKT under the symbol GSS and the Ghana Stock Exchange under the symbol GSR. The Company's registered office is located at 150 King Street West, Sun Life Financial Tower, Suite 1200, Toronto, Ontario, M5H 1J9, Canada.
Through a 90% owned subsidiary, Golden Star (Wassa) Limited, we own and operate the Wassa open-pit gold mine, the Wassa underground development project and a carbon-in-leach ("CIL") processing plant (collectively, “Wassa”), located northeast of the town of Tarkwa, Ghana. Through our 90% owned subsidiary Golden Star (Bogoso/Prestea) Limited, the Company owns and operates the Bogoso gold mining and processing operations (“Bogoso”) and the Prestea mining operations located near the town of Prestea, Ghana. We hold interests in several gold exploration projects in Ghana and other parts of West Africa, and in South America we hold and manage exploration properties in Brazil.
2. BASIS OF PRESENTATION
Statement of compliance
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) including International Accounting Standards ("IAS") 34 Interim financial reporting. These condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2015, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies and methods of application adopted are consistent with those disclosed in Note 3 of the Company’s consolidated financial statements for the year ended December 31, 2015, except for the changes in accounting policies as described below.
These condensed interim consolidated financial statements were approved by the Board of Directors of the Company on July 25, 2016.
Basis of presentation
These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries, whether owned directly or indirectly. The financial statements of the subsidiaries are prepared for the same period as the Company using consistent accounting policies for all periods presented. All inter-company balances and transactions have been eliminated. Subsidiaries are entities controlled by the Company. Non-controlling interests in the net assets of consolidated subsidiaries are a separate component of the Company's equity.
These condensed interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and discharge of all liabilities in the normal course of business.
The condensed interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and the Company's 5% Convertible Debentures which are measured at fair value through profit or loss.
3. CHANGES IN ACCOUNTING POLICIES
The Company has adopted the following new and revised standards, effective January 1, 2016. These changes were made in accordance with the applicable transitional provisions.
IAS 1 Presentation of financial statements was amended to clarify guidance on materiality and aggregation, the presentation of subtotals, the structure of financial statements and the disclosure of accounting policies. The adoption of this amendment did not result in any impact to the Company's financial statements.
IFRS 7 Financial instruments: Disclosures amended to (i) add guidance on whether an arrangement to service a financial asset which has been transferred constitutes continuing involvement, and (ii) clarify that the additional disclosure required by the amendments to IFRS 7, Disclosure - Offsetting financial assets and financial liabilities, is not specifically required for interim periods, unless required by IAS 34. The adoption of this improvement did not result in any impact to the Company's financial statements.
IAS 34 Interim financial reporting amended to (i) clarify what is meant by “information disclosed elsewhere in the interim financial report” and (ii) require a cross reference to the location of that information. The adoption of this amendment did not result in any impact to the Company's financial statements.
Standards, interpretations and amendments not yet effective
IAS 7 Statement of cash flows - Disclosures related to financing activities was amended to require disclosures about changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. This amendment is effective for years beginning on/after January 1, 2017. The Company is still assessing the impact of this standard.
IAS 12 Income taxes - Deferred tax was amended to clarify (i) the requirements for recognizing deferred tax assets on unrealized losses; (ii) deferred tax where an asset is measured at a fair value below the asset's tax base, and (iii) certain other aspects of accounting for deferred tax assets. This amendment is effective for years beginning on/after January 1, 2017. The Company is still assessing the impact of this standard.
IFRS 15 Revenue from Contracts with Customers was amended to clarify how to (i) identify a performance obligation in a contract; (ii) determine whether a company is a principal or an agent; and (iii) determine whether the revenue from granting a license should be recognized at a point in time or over time. In additional to the clarifications, the amendments include two additional reliefs to reduce cost and complexity for a company when it first applies the new standard. The amendments have the same effective date as the standard, which is January 1, 2018. The Company is still assessing the impact of this standard.
IFRS 16 Leases specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16's approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 was issued in January 2016 and applies to annual reporting periods beginning on or after January 1, 2019. The Company is still assessing the impact of this standard.
4. FINANCIAL INSTRUMENTS
The following tables illustrate the classification of the Company's recurring fair value measurements for financial instruments within the fair value hierarchy and their carrying values and fair values as at June 30, 2016 and December 31, 2015:

		June 30, 2016		December 31, 2015
	Level	Carrying value	Fair value	Carrying value	Fair value
Financial Liabilities
Fair value through profit or loss
5% Convertible Debentures	3	$59,417	$59,417	$46,406	$46,406
Warrants	2	2,391	2,391	407	407
Non-hedge derivative contracts	2	2,729	2,729	—	—
There were no non-recurring fair value measurements of financial instruments as at June 30, 2016.
The three levels of the fair value hierarchy are:
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 - Inputs that are not based on observable market data.
The Company's policy is to recognize transfers into and transfers out of the fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the six months ended June 30, 2016, the non-hedge derivative contracts entered into by the Company were added as Level 2 fair valued financial instruments within the fair value measurement hierarchy. During the six months ended June 30, 2016, there were no transfers into or out of Level 1 or Level 3 fair value measurements.

The valuation techniques that are used to measure fair value are as follows:
5% Convertible Debentures
The debt component of the 5% Convertible Debentures is valued based on discounted cash flows and the conversion feature is valued based on a Black-Scholes model. The risk free interest rate used in the fair value computation is the interest rate on US treasury bills with maturity similar to the remaining life of the 5% Convertible Debentures. The discount rate used is determined by adding our risk premium to the risk free interest rate. A market-based volatility rate has been applied to the fair value computation. Inputs used to determine the fair value on June 30, 2016 and December 31, 2015 were as follows:

	June 30, 2016	December 31, 2015
5% Convertible Debentures
Risk-free interest rate	0.5%	1.1%
Risk premium	28.5%	41.0%
Expected volatility	40.0%	40.0%
Remaining life (years)	0.9	1.4
The following table presents the changes in the Level 3 financial instruments for the six months ended June 30, 2016:

Fair value
Balance, December 31, 2015	$46,406
Repurchase[1]	(1,701)
Gain on repurchase	(454)
Loss in the period included in earnings	15,166
Balance, June 30, 2016	$59,417
1The Company repurchased $3.6 million principal amount of its 5% Convertible Debentures for $1.8 million that included an interest payment of $0.1 million.
If the risk premium increases by 5%, the fair value of the 5% Convertible Debentures would decrease and the related loss in the consolidated statement of operations would decrease by $2.6 million for the six months ended June 30, 2016. In general, an increase in risk premium would increase the gain on fair value of the 5% Convertible Debentures.
Warrants
As part of the term loan transaction with Royal Gold, Inc. ("RGI"), 5,000,000 warrants to purchase Golden Star shares were issued to RGI. The warrants have a $0.27 exercise price and expire on July 28, 2019, being the fourth year anniversary of the date of issuance. These instruments are fair valued based on a Black-Scholes model with the following inputs on June 30, 2016 and December 31, 2015:

	June 30, 2016	December 31, 2015
Warrants
Risk-free interest rate	0.9%	1.2%
Expected volatility	88.7%	83.2%
Remaining life (years)	3.1	3.6
The following table presents the fair value changes in warrants for the six months ended June 30, 2016:

Fair value
Balance, December 31, 2015	$407
Loss in the period included in earnings	1,984
Balance, June 30, 2016	$2,391

Non-hedge derivative contracts
During the six months ended June 30, 2016, the Company entered into the following gold forward and collar contracts with maturities of the contracts ranging from March to December 2016:

•	Forward contracts for 9,000 ounces of gold at $1,188 per ounce; and

•	Costless collars consisting of puts and calls, on 30,000 ounces of gold with a floor price of $1,125 per ounce and a ceiling ranging between $1,240 per ounce and $1,325 per ounce.
The non-hedge accounted forward and collar contracts are considered fair value through profit or loss financial instruments with fair value determined using pricing models that utilize a variety of observable inputs that are a combination of quoted prices, applicable yield curves and credit spreads.
During the six months ended June 30, 2016, the Company recognized losses of $0.9 million on settled derivative contracts. At June 30, 2016, the revaluation loss included in earnings on the derivative contracts was $2.7 million.
5. INVENTORIES
Inventories include the following components:

	As of	As of
	June 30, 2016	December 31, 2015
Stockpiled ore	$25,009	$20,338
In-process ore	4,114	3,843
Materials and supplies	13,080	12,024
Finished goods	701	489
Total	$42,904	$36,694
The cost of inventories expensed for the six months ended June 30, 2016 and 2015 was $78.2 million and $143.8 million, respectively.
No materials and supplies inventories were written off in the six months ended June 30, 2016 (six months ended June 30, 2015 - $12.9 million of materials and supplies inventories and $12.8 million of refractory ore inventory). There was no net realizable value adjustment on stockpiled and in-process ore in the six months ended June 30, 2016 (six months ended June 30, 2015 - $2.2 million on stockpiled and in-process ore and $1.0 million due to obsolescence).

6. MINING INTERESTS
The following table shows the breakdown of the cost, accumulated depreciation and net book value of plant and equipment, and mining properties:

	Plant and equipment	Mining properties	Construction in progress	Total
Cost
As of December 31, 2015	$452,645	$729,746	$71,902	$1,254,293
Additions	—	612	35,971	36,583
Transfers	1,884	1,128	(3,012)	—
Capitalized interest	—	—	2,338	2,338
Disposals and other	(620)	—	—	(620)
As of June 30, 2016	$453,909	$731,486	$107,199	$1,292,594

Accumulated depreciation
As of December 31, 2015	$423,665	$680,779	$—	$1,104,444
Depreciation and amortization	4,548	5,402	—	9,950
Disposals and other	(538)	—	—	(538)
As of June 30, 2016	$427,675	$686,181	$—	$1,113,856

Carrying amount
As of December 31, 2015	$28,980	$48,967	$71,902	$149,849
As of June 30, 2016	$26,234	$45,305	$107,199	$178,738
As at June 30, 2016, equipment under finance leases had net carrying amounts of $1.5 million. The total minimum lease payments are disclosed in Note 11 - Debt.
No depreciation is charged to construction in progress assets.
7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Accounts payable and accrued liabilities include the following components:

	As of	As of
	June 30, 2016	December 31, 2015
Trade and other payables	$47,167	$71,081
Accrued liabilities	32,585	31,496
Payroll related liabilities	7,305	6,376
Accrued severance	—	1,858
Total	$87,057	$110,811
During the six months ended June 30, 2016, the Company entered into an agreement with a significant current account creditor to settle $36.5 million of current liabilities. Under this agreement, the Company has paid $12.0 million and deferred the remaining $24.5 million until January 2018 (see Note 11).

8. DERIVATIVE LIABILITIES
Derivative liabilities include the following components:

	As of	As of
	June 30, 2016	December 31, 2015
Warrants at fair value (see Note 4)	$2,391	$407
Non-hedge derivative contracts at fair value (see Note 4)	2,729	—
Total	$5,120	$407
9. REHABILITATION PROVISIONS
At June 30, 2016, the total undiscounted amount of the estimated future cash needs was estimated to be $82.5 million. A discount rate assumption of 2% and an inflation rate assumption of 2% were used to value the rehabilitation provisions. The changes in the carrying amount of the rehabilitation provisions are as follows:

	Six Months Ended June 30, 2016	Year Ended December 31, 2015
Beginning balance	$79,685	$85,816
Accretion of rehabilitation provisions	684	1,761
Changes in estimates	—	(4,945)
Cost of reclamation work performed	(2,701)	(2,947)
Balance at the end of the period	$77,668	$79,685

Current portion	$4,687	$3,660
Long term portion	72,981	76,025
Total	$77,668	$79,685
10. DEFERRED REVENUE
During the six months ended June 30, 2016, the Company sold 8,788 ounces of gold to RGLD Gold AG ("RGLD") pursuant to the streaming agreement with RGLD. Revenue recognized on the ounces sold to RGLD during the six months ended June 30, 2016 consisted of $2.1 million of cash payment proceeds and $5.6 million of deferred revenue recognized in the period (see Note 16). The Company has delivered a total of 21,489 ounces to RGLD since the inception of the streaming agreement.

	Six Months Ended June 30, 2016	Year Ended December 31, 2015
Beginning balance	$65,379	$—
Deposits received	20,000	75,000
Deferred revenue recognized	(5,606)	(9,621)
Balance at the end of the period	$79,773	$65,379

Current portion	$16,818	$11,507
Long term portion	62,955	53,872
Total	$79,773	$65,379

11. DEBT
The following table displays the components of our current and long term debt instruments:

	As of	As of
	June 30, 2016	December 31, 2015
Current debt:
Equipment financing credit facility	$1,801	$2,761
Finance leases	1,049	1,016
Ecobank Loan II	5,595	4,889
5% Convertible Debentures at fair value (see Note 4)	59,417	—
Current portion of other long term liabilities	—	13,369
Total current debt	$67,862	$22,035
Long term debt:
Equipment financing credit facility	$1,139	$1,625
Finance leases	1,427	2,019
Ecobank Loan II	16,283	16,548
5% Convertible Debentures at fair value (see Note 4)	—	46,406
Royal Gold loan	18,335	18,175
Vendor agreement	21,973	7,126
Total long term debt	$59,157	$91,899

Current portion	$67,862	$22,035
Long term portion	59,157	91,899
Total	$127,019	$113,934

Schedule of payments on outstanding debt as of June 30, 2016:

	Six months ending December 31, 2016	Year ending December 31, 2017	Year ending December 31, 2018	Year ending December 31, 2019	Year ending December 31, 2020	Maturity
Equipment financing loans
Principal	$1,315	$931	$694	$—	$—	2016 to 2018
Interest	71	34	4	—	—

Finance leases
Principal	457	1,088	931	—	—	2018
Interest	77	100	24	—	—

Ecobank Loan II
Principal	2,798	5,595	5,595	5,595	2,797	2020
Interest	1,248	2,007	1,365	722	121

5% Convertible Debentures
Principal	—	73,851	—	—	—	June 1, 2017
Interest	1,846	1,846	—	—	—

Royal Gold loan
Principal	—	—	—	20,000	—	2019
Interest [1]	750	1,500	1,500	875	—

Vendor agreement
Principal	—	—	12,266	12,266	—
Interest	—	1,840	1,418	498	—

Total principal	$4,570	$81,465	$19,486	$37,861	$2,797
Total interest	3,992	7,327	4,311	2,095	121
	$8,562	$88,792	$23,797	$39,956	$2,918
1 Interest payments on the Royal Gold loan are based on the average daily London Bullion Market Association ("LBMA") gold price multiplied by 62.5% divided by 10,000 to a maximum interest rate of 11.5% per annum. The estimated interest payments are calculated based on $1,200 per ounce LBMA gold price.

5% Convertible Debentures
The 5% Convertible Debentures were issued on May 31, 2012, in the amount of $77.5 million, in exchange for $74.5 million of our 4% convertible senior unsecured debentures (the "4% Convertible Debentures") in privately negotiated transactions with certain holders of the 4% Convertible Debentures exempt from the registration requirements of the U.S. Securities Act of 1933, as amended. The 5% Convertible Debentures are governed by the terms of an indenture dated May 31, 2012, by and between the Company and The Bank of New York Mellon, as Indenture Trustee.
During the six months ended June 30, 2016, the Company repurchased $3.6 million principal amount of its 5% Convertible Debentures for $1.8 million that included an interest payment of $0.1 million, resulting in $73.9 million outstanding. The Company recorded a gain on repurchase of the debentures of $0.5 million (see Note 4).
The 5% Convertible Debentures are accounted for at fair value and marked to market each reporting period and the corresponding gain/loss on fair value is recorded in the Statement of Operations.

The 5% Convertible Debentures mature on June 1, 2017, and therefore have been classified as current liabilities during the current quarter.
As at June 30, 2016, the fair value of the 5% Convertible Debentures is valued at $59.4 million with a loss of $15.2 million recorded in the six months ended June 30, 2016 (see Note 4).
Vendor agreement
On May 4, 2016, the Company entered into an agreement with a significant current account creditor to settle $36.5 million of current liabilities. Under this agreement, the Company has paid $12.0 million and deferred the remaining $24.5 million until January 2018, after which the outstanding balance will be repaid in equal installments for 24 months with interest of 7.5% that will accrue and be payable beginning in January 2017. A $2.7 million gain was recognized in other income on remeasurement of this deferral.
12. SHARE CAPITAL
On April 28, 2016, the Company entered into an agreement with BMO Nesbitt Burns Inc. (the "Underwriter") under which the Underwriter has agreed to buy on a bought deal basis 22,750,000 common shares at a price of $0.66 per share for gross proceeds of $15.0 million (the "Offering"). In addition, the Company granted the Underwriter an option, exercisable at the offering price for 30 days following the closing of the Offering, to purchase up to an additional 3,412,500 common shares. The option was not exercised. The Company incurred share issue costs of $1.3 million resulting in net proceeds of $13.7 million.
13. COMMITMENTS AND CONTINGENCIES
The Company has capital commitments of $17.7 million, all of which are expected to be incurred within the next six months.
14. SHARE-BASED COMPENSATION
Non-cash employee compensation expenses recognized in general and administrative expense in the statements of operations and comprehensive loss are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Share-based compensation	$5,396	$1,530	$9,740	$2,059
Share options
During the quarter, the Fourth Amended and Restated 1997 Stock Option Plan (the “Fourth Amended and Restated 1997 Stock Option Plan”) was approved by shareholders to (i) reserve an additional 10,000,000 Common Shares (or approximately 3.8% of the issued and outstanding Common Shares) for the Fourth Amended and Restated 1997 Stock Option Plan, thereby increasing the total number of Common Shares issuable from 25,000,000 Common Shares under the Stock Option Plan to 35,000,000 Common Shares under the Fourth Amended and Restated 1997 Stock Option Plan; (ii) provide for the grant of “incentive stock options” (being stock options designated as “incentive stock options” in an option agreement and that are granted in accordance with the requirements of, and that conforms to the applicable provisions of, Section 422 of the Internal Revenue Code); and (iii) to make such other changes to update the provisions of the Stock Option Plan in light of current best practices.
The fair value of option grants is estimated at the grant dates using the Black-Scholes option-pricing model. Fair values of options granted during the six months ended June 30, 2016 and 2015 were based on the weighted average assumptions noted in the following table:

	Six Months Ended June 30,
	2016	2015
Expected volatility	71.96%	68.98%
Risk-free interest rate	1.32%	1.30%
Expected lives	5.02 years	5.59 years
Dividend yield	0%	0%

The weighted average fair value per option granted during the six months ended June 30, 2016 was $0.35 (six months ended June 30, 2015 - $0.23). As at June 30, 2016, there was $0.5 million of share-based compensation expense (June 30, 2015 - $0.6 million) relating to the Company's share options to be recorded in future periods. For the six months ended June 30, 2016, the Company recognized an expense of $0.5 million (six months ended June 30, 2015 - $0.4 million).
A summary of option activity under the Company's Stock Option Plan during the six months ended June 30, 2016 are as follows:

	Options (‘000)	Weighted– Average Exercise price	Weighted– Average Remaining Contractual Term (Years)
Outstanding as of December 31, 2015	13,911	1.48	5.9
Granted	3,085	0.44	9.2
Exercised	(40)	0.37	9.4
Forfeited	(475)	0.93	6.2
Expired	(47)	3.94	—
Outstanding as of June 30, 2016	16,434	1.33	6.1

Exercisable as of December 31, 2015	10,050	1.84	4.8
Exercisable as of June 30, 2016	12,128	1.60	5.1
Share Bonus Plan
There were no bonus shares issued during the six months ended June 30, 2016.
Deferred share units ("DSUs")
For the six months ended June 30, 2016, the DSUs that were granted vested immediately and a compensation expense of $0.2 million was recognized for these grants (six months ended June 30, 2015 - $0.5 million). As of June 30, 2016, there was no unrecognized compensation expense related to DSUs granted under the Company's DSU Plan.
A summary of DSU activity during the six months ended June 30, 2016 and 2015:

	Six Months Ended June 30,
	2016	2015
Number of DSUs, beginning of period ('000)	4,496	1,962
Grants	906	2,069
Exercises	(40)	—
Number of DSUs, end of period ('000)	5,362	4,032
Share appreciation rights ("SARs")
As of June 30, 2016, there was approximately $0.4 million of total unrecognized compensation cost related to unvested SARs (June 30, 2015 - $0.3 million). For the six months ended June 30, 2016, the Company recognized an expense of $0.3 million related to these cash settled awards (six months ended June 30, 2015 - $0.2 million).
A summary of the SARs activity during the six months ended June 30, 2016 and 2015:

	Six Months Ended June 30,
	2016	2015
Number of SARs, beginning of period ('000)	2,934	3,220
Grants	1,470	700
Forfeited	(170)	(524)
Number of SARs, end of period ('000)	4,234	3,396
Performance share units ("PSUs")
Each PSU represents one notional common share that is redeemed for cash based on the value of a common share at the end of the three year performance period, to the extent performance and vesting criteria have been met. The PSUs vest at the end of a three year performance period based on the Company’s total shareholder return relative to a performance peer group of gold companies as listed in the PSU Plan. The cash award is determined by multiplying the number of units by the performance adjustment factor, which range from 0% to 200%. The performance adjustment factor is determined by comparing the Company's share price performance to the share price performance of a peer group of companies. For the six months ended June 30, 2016, the Company recognized an expense of $8.7 million (six months ended June 30, 2015 - $1.0 million).
A summary of the PSU activity during the six months ended June 30, 2016 and 2015:

	Six Months Ended June 30,
	2016	2015
Number of PSUs, beginning of period ('000)	9,618	2,346
Grants	6,058	8,010
Forfeited	(196)	(366)
Number of PSUs, end of period ('000)	15,479	9,990
15. LOSS PER COMMON SHARE
The following table provides reconciliation between basic and diluted loss per common share:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Net loss attributable to Golden Star shareholders	$(22,034)	$(61,503)	$(19,983)	$(74,630)

Weighted average number of basic and diluted shares (millions)	273.1	259.5	259.9	259.5

Loss per share attributable to Golden Star shareholders:
Basic and diluted	$(0.08)	$(0.24)	$(0.08)	$(0.29)
16. REVENUE
Revenue includes the following components:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Revenue - Stream arrangement
Cash payment proceeds	$1,107	$—	$2,121	$—
Deferred revenue recognized	2,831	—	5,606	—
	3,938	—	7,727	—
Revenue - Spot sales	47,519	65,796	104,797	142,315
Total revenue	$51,457	$65,796	$112,524	$142,315

17. COST OF SALES EXCLUDING DEPRECIATION AND AMORTIZATION
Cost of sales excluding depreciation and amortization include the following components:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Mine operating expenses	$41,945	$60,247	$83,392	$129,009
Severance charges	—	13,360	(71)	13,844
Operating costs (to)/from metal inventory	(1,670)	1,117	(5,148)	(557)
Inventory net realizable value adjustment	—	721	—	1,524
Royalties	2,681	3,293	5,841	7,121
	$42,956	$78,738	$84,014	$150,941
18. FINANCE EXPENSE, NET
Finance income and expense includes the following components:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Interest income	$(5)	$(8)	$(10)	$(17)
Interest expense, net of capitalized interest (see Note 6)	2,348	2,423	4,355	4,191
Net foreign exchange (gain)/loss	45	(752)	(193)	(281)
Accretion of rehabilitation provision	342	441	684	881
	$2,730	$2,104	$4,836	$4,774
19. RELATED PARTY TRANSACTIONS
There were no material related party transactions for the three and six months ended June 30, 2016 and 2015 other than the items disclosed below.
Key management personnel
Key management personnel is defined as members of the Board of Directors and certain senior officers. Compensation of key management personnel are as follows, such compensation made on terms equivalent to those prevailing in an arm's length transaction:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Salaries, wages, and other benefits	$618	$634	$1,189	$1,394
Bonuses	285	328	531	656
Share-based compensation	4,039	398	7,030	696
	$4,942	$1,360	$8,750	$2,746

20. OPERATIONS BY SEGMENT AND GEOGRAPHIC AREA
The Company has reportable segments as identified by the individual mining operations. Segments are operations reviewed by the executive management. Each segment is identified based on quantitative and qualitative factors.

Three Months Ended June 30,	Wassa	Bogoso/Prestea	Other	Corporate	Total
2016
Revenue	$25,649	$25,808	$—	$—	$51,457
Mine operating expenses	23,291	18,654	—	—	41,945
Operating costs (to)/from metal inventory	(2,733)	1,063	—	—	(1,670)
Royalties	1,361	1,320	—	—	2,681
Cost of sales excluding depreciation and amortization	21,919	21,037	—	—	42,956
Depreciation and amortization	3,149	987	—	—	4,136
Mine operating margin	581	3,784	—	—	4,365
Net loss attributable to non-controlling interest	(199)	(603)	—	—	(802)
Net earnings/(loss) attributable to Golden Star	$287	$5,639	$(1,871)	$(26,089)	$(22,034)

Capital expenditures	$13,413	$9,594	$—	$—	$23,007

2015
Revenue	$29,615	$36,181	$—	$—	$65,796
Mine operating expenses	24,412	35,835	—	—	60,247
Severance charges	322	13,038	—	—	13,360
Operating costs (to)/from metal inventory	(1,621)	2,738	—	—	1,117
Inventory net realizable value adjustment	721	—	—	—	721
Royalties	1,483	1,810	—	—	3,293
Cost of sales excluding depreciation and amortization	25,317	53,421	—	—	78,738
Depreciation and amortization	2,841	10,334	—	—	13,175
Mine operating margin/(loss)	1,457	(27,574)	—	—	(26,117)
Impairment charges	—	34,396	—	—	34,396
Net loss attributable to non-controlling interest	(255)	(7,230)	—	—	(7,485)
Net loss attributable to Golden Star	$(253)	$(54,597)	$(223)	$(6,430)	$(61,503)

Capital expenditures	$6,979	$5,775	$—	$—	$12,754

Six Months Ended June 30,	Wassa	Bogoso/Prestea	Other	Corporate	Total
2016
Revenue	$61,598	$50,926	$—	$—	$112,524
Mine operating expenses	47,326	36,066	—	—	83,392
Severance charges	113	(184)	—	—	(71)
Operating costs to metal inventory	(4,968)	(180)	—	—	(5,148)
Royalties	3,225	2,616	—	—	5,841
Cost of sales excluding depreciation and amortization	45,696	38,318	—	—	84,014
Depreciation and amortization	7,428	2,504	—	—	9,932
Mine operating margin	8,474	10,104	—	—	18,578
Net earnings/(loss) attributable to non-controlling interest	454	(993)	—	—	(539)
Net earnings/(loss) attributable to Golden Star	$6,878	$11,683	$(3,950)	$(34,594)	$(19,983)

Capital expenditures	$21,951	$16,970	$—	$—	$38,921

2015
Revenue	$57,727	$84,588	$—	$—	$142,315
Mine operating expenses	49,231	79,778	—	—	129,009
Severance charges	803	13,041	—	—	13,844
Operating costs to metal inventory	(477)	(80)	—	—	(557)
Inventory net realizable value adjustment	1,524	—	—	—	1,524
Royalties	2,889	4,232	—	—	7,121
Cost of sales excluding depreciation and amortization	53,970	96,971	—	—	150,941
Depreciation and amortization	6,741	18,019	—	—	24,760
Mine operating loss	(2,984)	(30,402)	—	—	(33,386)
Impairment charges	—	34,396	—	—	34,396
Net loss attributable to non-controlling interest	(1,285)	(8,186)	—	—	(9,471)
Net loss attributable to Golden Star	$(7,201)	$(52,933)	$(446)	$(14,050)	$(74,630)

Capital expenditures	$17,405	$8,131	$—	$—	$25,536

	Wassa	Bogoso/Prestea	Other	Corporate	Total
June 30, 2016
Total assets	$160,879	$84,428	$1,657	$316	$247,280

December 31, 2015
Total assets	$149,019	$68,454	$21,606	$(97)	$238,982
Currently our gold production is shipped to a South African gold refinery. Except for the sales to RGLD as part of the streaming arrangement, the refinery arranges for sale of the gold on the day it is shipped from the mine sites and we receive payment for gold sold two working days after the gold leaves the mine site. The global gold market is competitive with numerous banks and refineries willing to buy gold on short notice. Therefore, we believe that the loss of our current customer would not materially delay or disrupt revenue.
21. SUPPLEMENTAL CASH FLOW INFORMATION
During the six months ended June 30, 2016 and 2015, there was no payment of income taxes. The Company paid $4.2 million of interest during the six months ended June 30, 2016 (six months ended June 30, 2015 - $4.2 million).

Changes in working capital for the six months ended June 30, 2016 and 2015 are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
(Increase)/decrease in accounts receivable	$(2,351)	$3,409	$(1,703)	$4,624
(Increase)/decrease in inventories	(2,553)	2,666	(6,204)	1,324
Decrease/(increase) in prepaids and other	1,942	916	876	(361)
Increase/(decrease) in accounts payable and accrued liabilities	74	8,435	(2,609)	16,098
Decrease in current portion of other long term liabilities	(10,282)	—	(13,369)	—
Total changes in working capital	$(13,170)	$15,426	$(23,009)	$21,685
Other include the following components:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
(Gain)/loss on marketable securities	$(68)	$—	$(84)	$26
Gain on repurchase of 5% Convertible Debentures (see Note 4)	(454)	—	(454)	—
Gain on deferral of payables (see Note 7)	(2,682)	—	(2,682)	(2,432)
Accretion of vendor agreement (see Note 11)	1,338	304	1,642	304
Accretion of rehabilitation provisions (see Note 8)	342	441	684	881
Amortization of financing fees	111	62	222	124
	$(1,413)	$807	$(672)	$(1,097)